UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)

                              Digital Fusion, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)



                     Common Stock, $.01 par value per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   25386R-10-1
-------------------------------------------------------------------------------
                                 (CUSIP Number)



                                 G. Stewart Hall
-------------------------------------------------------------------------------
                                Madison Run, LLC
                        1331 H Street, N.W. - 12th Floor
                              Washington, DC 20005
                                 (202) 842-5077
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 14, 2005
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).


CUSIP No. 25386R-10-1
----------------------------------------------------------------------------------------------------------------------

       1. Names of Reporting Persons.
                   I.R.S. Identification Nos. of above persons (entities only).
                   Madison Run, LLC 20-1031218


----------------------------------------------------------------------------------------------------------------------
       2. Check the Appropriate Box if a Member of a Group (See Instructions)

                   (a) [ ]

                   (b) [X]


----------------------------------------------------------------------------------------------------------------------
       3.          SEC Use Only ......................................................................................

----------------------------------------------------------------------------------------------------------------------
       4. Source of Funds (See Instructions)
          WC

----------------------------------------------------------------------------------------------------------------------
       5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [ ]


----------------------------------------------------------------------------------------------------------------------
       6. Citizenship or Place of Organization
          Delaware

----------------------------------------------------------------------------------------------------------------------
Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
                   7.       Sole Voting Power
                            2,573,377

                   ---------------------------------------------------------------------------------------------------

                            -0-

                   ---------------------------------------------------------------------------------------------------
                   9.       Sole Dispositive Power
                            2,573,377

                   ---------------------------------------------------------------------------------------------------
                   10.      Shared Dispositive Power
                            -0-

----------------------------------------------------------------------------------------------------------------------
       11. Aggregate Amount Beneficially Owned by Each Reporting Person
           2,573,377*

----------------------------------------------------------------------------------------------------------------------
       12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]


----------------------------------------------------------------------------------------------------------------------
       13. Percent of Class Represented by Amount in Row (11) 23.3 % **

----------------------------------------------------------------------------------------------------------------------
       14. Type of Reporting Person (See Instructions)
           OO
----------------------------------------------------------------------------------------------------------------------

* The Reporting Person does not hold or share voting or investment power with respect to options and/or warrants to purchase shares of Common Stock individually held by Gary Ryan and Virginia Wright and disclaims beneficial ownership of such options, warrants and shares.

** Percentage calculated on the basis of 11,045,052 shares of Common Stock issued and outstanding which includes: (i) 10,804,214 shares of Common
     Stock that were issued and outstanding as of April 20, 2005, as set forth in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended March
     31, 2005; and (ii) 240,838 shares of Common Stock that were issued after April 20, 2005.


CUSIP No. 25386R-10-1

----------------------------------------------------------------------------------------------------------------------
       1. Names of Reporting Persons.
                   I.R.S. Identification Nos. of above persons (entities only).
                   Madison Run Holdings, LLC


----------------------------------------------------------------------------------------------------------------------
       2. Check the Appropriate Box if a Member of a Group (See Instructions)

                   (a) [ ]

                   (b) [X]


----------------------------------------------------------------------------------------------------------------------
       3.          SEC Use Only ......................................................................................


----------------------------------------------------------------------------------------------------------------------
       4. Source of Funds (See Instructions)
                   AF

----------------------------------------------------------------------------------------------------------------------
       5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [   ]


----------------------------------------------------------------------------------------------------------------------
       6. Citizenship or Place of Organization
          Delaware

----------------------------------------------------------------------------------------------------------------------
Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
                   7.       Sole Voting Power
                            2,623,377
                   ---------------------------------------------------------------------------------------------------
                   8.       Shared Voting Power
                            -0-

                   ---------------------------------------------------------------------------------------------------
                   9.       Sole Dispositive Power
                            2,623,377

                   ---------------------------------------------------------------------------------------------------
                   10.      Shared Dispositive Power
                            -0-

----------------------------------------------------------------------------------------------------------------------
       11. Aggregate Amount Beneficially Owned by Each Reporting Person
           2,623,377 shares*

----------------------------------------------------------------------------------------------------------------------
       12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]


----------------------------------------------------------------------------------------------------------------------
       13. Percent of Class Represented by Amount in Row (11) 23.8 % **

----------------------------------------------------------------------------------------------------------------------
       14. Type of Reporting Person (See Instructions)
           OO
----------------------------------------------------------------------------------------------------------------------

* The Reporting Person does not hold or share voting or investment power with respect to options and/or warrants to purchase shares of Common Stock individually held by Gary Ryan and Virginia Wright and disclaims beneficial ownership of such options, warrants and shares.

**** Percentage calculated on the basis of 11,045,052 shares of Common Stock issued and outstanding which includes: (i) 10,804,214 shares of Common
     Stock that were issued and outstanding as of April 20, 2005, as set forth in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended March
     31, 2005; and (ii) 240,838 shares of Common Stock that were issued after April 20, 2005.

                                       3


CUSIP No. 25386R-10-1

------------------------------------------------------------------------------------------------------------------
       1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          G. Stewart Hall


------------------------------------------------------------------------------------------------------------------
       2. Check the Appropriate Box if a Member of a Group (See Instructions)

                   (a) [ ]

                   (b) [X]


------------------------------------------------------------------------------------------------------------------
       3.  SEC Use Only ..................................................................................


------------------------------------------------------------------------------------------------------------------
       4. Source of Funds (See Instructions)
                   PF

------------------------------------------------------------------------------------------------------------------
       5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [   ]


------------------------------------------------------------------------------------------------------------------
       6. Citizenship or Place of Organization United States Citizen


------------------------------------------------------------------------------------------------------------------
Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
                   7.       Sole Voting Power
                            2,640,877

                   -----------------------------------------------------------------------------------------------
                   8.       Shared Voting Power
                            -0-

                   -----------------------------------------------------------------------------------------------
                   9.       Sole Dispositive Power
                            2,640,877

                   -----------------------------------------------------------------------------------------------
                   10.      Shared Dispositive Power
                            -0-

------------------------------------------------------------------------------------------------------------------
       11. Aggregate Amount Beneficially Owned by Each Reporting Person
           2,640,877 shares*

------------------------------------------------------------------------------------------------------------------
       12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions) [X]

------------------------------------------------------------------------------------------------------------------
       13. Percent of Class Represented by Amount in Row (11) 23.9 % **


------------------------------------------------------------------------------------------------------------------
       14. Type of Reporting Person (See Instructions)
           IN

------------------------------------------------------------------------------------------------------------------

* The Reporting Person does not hold or share voting or investment power with respect to options and/or warrants to purchase shares of Common Stock individually held by Gary Ryan and Virginia Wright and disclaims beneficial ownership of such options, warrants and shares.

** Percentage calculated on the basis of 11,062,552 shares of Common Stock issued and outstanding which includes: (i) 10,804,214 shares of Common
     Stock that were issued and outstanding as of April 20, 2005, as set forth in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended March
     31, 2005; (ii) 240,838 shares of Common Stock that were issued after April
     20, 2005; and (iii) immediately exercisable options to purchase 17,500 shares of the Issuer's Common Stock.


CUSIP No. 25386R-10-1

----------------------------------------------------------------------------------------------------------------------
       1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          Johnson M. Green


----------------------------------------------------------------------------------------------------------------------
       2. Check the Appropriate Box if a Member of a Group (See Instructions)

                   (a) [ ]

                   (b) [X]
----------------------------------------------------------------------------------------------------------------------
       3. SEC Use Only ...............................................................................................


----------------------------------------------------------------------------------------------------------------------
       4. Source of Funds (See Instructions)
          PF


----------------------------------------------------------------------------------------------------------------------
       5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [   ]


----------------------------------------------------------------------------------------------------------------------
       6. Citizenship or Place of Organization
          United States Citizen


----------------------------------------------------------------------------------------------------------------------
Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
                   7.       Sole Voting Power
                            -0-

                   ---------------------------------------------------------------------------------------------------
                   8.       Shared Voting Power
                            -0-

                   ---------------------------------------------------------------------------------------------------
                   9.       Sole Dispositive Power
                            -0-

                   ---------------------------------------------------------------------------------------------------
                   10.      Shared Dispositive Power
                            -0-

----------------------------------------------------------------------------------------------------------------------
       11. Aggregate Amount Beneficially Owned by Each Reporting Person
           -0-*

----------------------------------------------------------------------------------------------------------------------
       12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]


----------------------------------------------------------------------------------------------------------------------
       13. Percent of Class Represented by Amount in Row (11) -0- %


----------------------------------------------------------------------------------------------------------------------
       14. Type of Reporting Person (See Instructions)
           IN

----------------------------------------------------------------------------------------------------------------------

* The Reporting Person purchased a membership interest in Madison Run, LLC and the funds were used to acquire Common Stock of the Issuer. As a member of Madison Run, LLC, the Reporting Person does not hold or share voting or investment power (as described in Rule 13d-3 of the Exchange Act) with respect to securities held by Madison Run, LLC and disclaims beneficial ownership of such securities. The Reporting Person does not hold or share voting or investment power with respect to options and/or warrants to purchase shares of Common Stock individually held by Gary Ryan and Virginia
     Wright and disclaims beneficial ownership of such options, warrants and shares.



CUSIP No. 25386R-10-1
-----------------------------------------------------------------------------------------------------------------------
       1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          Virginia Wright


-----------------------------------------------------------------------------------------------------------------------
      2.  Check the Appropriate Box if a Member of a Group (See Instructions)

                   (a) [ ]

                   (b) [X]

-----------------------------------------------------------------------------------------------------------------------
       3. SEC Use Only................................................................................................


-----------------------------------------------------------------------------------------------------------------------
       4. Source of Funds (See Instructions)
          OO

----------------------------------------------------------------------------------------------------------------------
       5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [   ]


----------------------------------------------------------------------------------------------------------------------
       6. Citizenship or Place of Organization United States Citizen

----------------------------------------------------------------------------------------------------------------------
Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
                   7.       Sole Voting Power
                            40,000

                   ---------------------------------------------------------------------------------------------------

                   8.       Shared Voting Power
                            -0-

                   ---------------------------------------------------------------------------------------------------

                   9.       Sole Dispositive Power
                            40,000

                   ---------------------------------------------------------------------------------------------------

                   10.      Shared Dispositive Power
                            -0-

----------------------------------------------------------------------------------------------------------------------
       11. Aggregate Amount Beneficially Owned by Each Reporting Person
           40,000 shares*

----------------------------------------------------------------------------------------------------------------------
       12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]


-----------------------------------------------------------------------------------------------------------------------
       13. Percent of Class Represented by Amount in Row (11) 0.4% **

-----------------------------------------------------------------------------------------------------------------------
       14. Type of Reporting Person (See Instructions)
           IN
-----------------------------------------------------------------------------------------------------------------------


* Comprises 40,000 vested options for shares of Common Stock for which the Reporting Person possesses sole voting and investment power. The Reporting
     Person purchased a membership interest in Madison Run, LLC and the funds were used to acquire Common Stock of the Issuer. As a member of Madison
     Run, LLC, the Reporting Person does not hold or share voting or investment power (as described in Rule 13d-3 of the Exchange Act) with respect to securities held by Madison Run, LLC and disclaims beneficial ownership of such securities. The Reporting Person does not hold or share voting or investment power with respect to options to purchase shares of Common Stock individually held by Gary Ryan and disclaims beneficial ownership of such options, warrants and shares.

** Percentage calculated on the basis of 11,085,052 shares of Common Stock issued and outstanding which includes: (i) 10,804,214 shares of Common
     Stock that were issued and outstanding as of April 20, 2005, as set forth in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended March
     31, 2005; (ii) 240,838 shares of Common Stock that were issued after April
     20, 2005; and (iii) 40,000 shares of Common Stock issuable to Virginia
     Wright upon the exercise of a currently exercisable warrant.


CUSIP No. 25386R-10-1

-----------------------------------------------------------------------------------------------------------------------
       1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          Gary S. Ryan


-----------------------------------------------------------------------------------------------------------------------
      2.  Check the Appropriate Box if a Member of a Group (See Instructions)

                   (a) [ ]

                   (b) [X]

-----------------------------------------------------------------------------------------------------------------------
       3.          SEC Use Only........................................................................................


-----------------------------------------------------------------------------------------------------------------------
       4. Source of Funds (See Instructions)
          OO

----------------------------------------------------------------------------------------------------------------------
       5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [   ]


----------------------------------------------------------------------------------------------------------------------
       6. Citizenship or Place of Organization United States Citizen

----------------------------------------------------------------------------------------------------------------------
Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
                   7.       Sole Voting Power
                            183,300

                   ----------------------------------------------------------------------------------------------------
                   8.       Shared Voting Power
                            -0-

                   ----------------------------------------------------------------------------------------------------
                   9.       Sole Dispositive Power
                            183,300

                   ----------------------------------------------------------------------------------------------------
                   10.      Shared Dispositive Power
                            -0-

----------------------------------------------------------------------------------------------------------------------
       11. Aggregate Amount Beneficially Owned by Each Reporting Person
           183,300 shares*


----------------------------------------------------------------------------------------------------------------------
       12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares  (See Instructions) [X]


-----------------------------------------------------------------------------------------------------------------------
       13. Percent of Class Represented by Amount in Row (11) 1.6%**


-----------------------------------------------------------------------------------------------------------------------
       14. Type of Reporting Person (See Instructions)
           IN


-----------------------------------------------------------------------------------------------------------------------

* Comprises 150,000 shares of Common Stock and 33,300 vested options and/or warrants for shares of Common Stock for which the Reporting Person possesses sole voting and investment power. The Reporting Person purchased a membership interest in Madison Run, LLC and the funds were used to acquire Common Stock of the Issuer. As a member of Madison Run, LLC, the Reporting Person does not hold or share voting or investment power (as described in Rule 13d-3 of the Exchange Act) with respect to securities held by Madison Run, LLC and disclaims beneficial ownership of such securities. The Reporting Person does not hold or share voting or investment power with respect to a warrant to purchase shares of Common
     Stock directly held by Virginia Wright and disclaims beneficial ownership of such warrant.

** Percentage calculated on the basis of 11,228,352 shares of Common Stock issued and outstanding which includes: (i) 10,804,214 shares of Common
     Stock that were issued and outstanding as of April 20, 2005, as set forth in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended March
     31, 2005; (ii) 240,838 shares of Common Stock that were issued after April
     20, 2005; (iii) 150,000 shares of Common Stock owned by Gary Ryan; and (iv)
     33,300 shares of Common Stock issuable to Gary Ryan upon the exercise of vested options and warrants.

                                       7



CUSIP No. 25386R-10-1

----------------------------------------------------------------------------------------------------------------------
       1.  Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

           O.T. Gaines


----------------------------------------------------------------------------------------------------------------------
       2. Check the Appropriate Box if a Member of a Group (See Instructions)

                   (a) [ ]

                   (b) [X]


----------------------------------------------------------------------------------------------------------------------
       3. SEC Use Only ...............................................................................................


----------------------------------------------------------------------------------------------------------------------
       4. Source of Funds (See Instructions)
                   PF

----------------------------------------------------------------------------------------------------------------------
       5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [ ]


----------------------------------------------------------------------------------------------------------------------
       6. Citizenship or Place of Organization United States Citizen


----------------------------------------------------------------------------------------------------------------------
Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
                   7.       Sole Voting Power
                            -0-

                   ---------------------------------------------------------------------------------------------------
                   8.       Shared Voting Power
                            -0-

                   ---------------------------------------------------------------------------------------------------
                   9.       Sole Dispositive Power
                            -0-

                   ---------------------------------------------------------------------------------------------------
                   10.      Shared Dispositive Power
                            -0-

----------------------------------------------------------------------------------------------------------------------
       11. Aggregate Amount Beneficially Owned by Each Reporting Person
           -0-*

----------------------------------------------------------------------------------------------------------------------
       12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]


----------------------------------------------------------------------------------------------------------------------
       13. Percent of Class Represented by Amount in Row (11) -0- %


----------------------------------------------------------------------------------------------------------------------
       14. Type of Reporting Person (See Instructions)
           IN

----------------------------------------------------------------------------------------------------------------------

* The Reporting Person purchased a membership interest in Madison Run, LLC and the funds were used to acquire Common Stock of the Issuer. As a member of Madison Run, LLC, the Reporting Person does not hold or share voting or investment power (as described in Rule 13d-3 of the Exchange Act) with respect to securities held by Madison Run, LLC and disclaims beneficial ownership of such securities. The Reporting Person does not hold or share voting or investment power with respect to options and/or warrants to purchase shares of Common Stock individually held by Gary Ryan and Virginia
     Wright and disclaims beneficial ownership of such options, warrants and shares.



CUSIP No. 25386R-10-1

----------------------------------------------------------------------------------------------------------------------
       1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          William H. Thumel, Jr.


----------------------------------------------------------------------------------------------------------------------
       2. Check the Appropriate Box if a Member of a Group (See Instructions)

                   (a) [ ]

                   (b) [X]

----------------------------------------------------------------------------------------------------------------------
       3. SEC Use Only................................................................................................


----------------------------------------------------------------------------------------------------------------------
       4. Source of Funds (See Instructions)
                   PF

----------------------------------------------------------------------------------------------------------------------
       5.          Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [   ]


----------------------------------------------------------------------------------------------------------------------
       6.          Citizenship or Place of Organization
                   United States Citizen

----------------------------------------------------------------------------------------------------------------------
Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
                   7.       Sole Voting Power
                            -0-

                   ---------------------------------------------------------------------------------------------------
                   8.       Shared Voting Power
                            -0-

                   ---------------------------------------------------------------------------------------------------
                   9.       Sole Dispositive Power
                            -0-

                   ---------------------------------------------------------------------------------------------------
                   10.      Shared Dispositive Power
                            -0-

----------------------------------------------------------------------------------------------------------------------
       11. Aggregate Amount Beneficially Owned by Each Reporting Person
           -0-*

----------------------------------------------------------------------------------------------------------------------
       12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]


----------------------------------------------------------------------------------------------------------------------
       13. Percent of Class Represented by Amount in Row (11) -0- %

----------------------------------------------------------------------------------------------------------------------
       14.         Type of Reporting Person (See Instructions)
                   IN

----------------------------------------------------------------------------------------------------------------------

* The Reporting Person purchased a membership interest in Madison Run, LLC and the funds were used to acquire Common Stock of the Issuer. As a member of Madison Run, LLC, the Reporting Person does not hold or share voting or investment power (as described in Rule 13d-3 of the Exchange Act) with respect to securities held by Madison Run, LLC and disclaims beneficial ownership of such securities. The Reporting Person does not hold or share voting or investment power with respect to options and/or warrants to purchase shares of Common Stock individually held by Gary Ryan and Virginia
     Wright and disclaims beneficial ownership of such options, warrants and shares.

                                       9


CUSIP No. 25386R-10-1

       1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          H. Ray Cole, Jr.

----------------------------------------------------------------------------------------------------------------------

       2. Check the Appropriate Box if a Member of a Group (See Instructions)

                   (a) [ ]

                   (b) [X]

----------------------------------------------------------------------------------------------------------------------
       3.          SEC Use Only
                   ...................................................................................................

  --------------------------------------------------------------------------------------------------------------------
       4. Source of Funds (See Instructions)
                   PF

  --------------------------------------------------------------------------------------------------------------------
       5.          Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [   ]


  --------------------------------------------------------------------------------------------------------------------
       6.          Citizenship or Place of Organization
                   United States Citizen

  --------------------------------------------------------------------------------------------------------------------
Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
                   7.       Sole Voting Power
                            -0-

                   ---------------------------------------------------------------------------------------------------
                   8.       Shared Voting Power
                            -0-

                   ---------------------------------------------------------------------------------------------------
                   9.       Sole Dispositive Power
                            -0-

                   ---------------------------------------------------------------------------------------------------
                   10.      Shared Dispositive Power
                            -0-

----------------------------------------------------------------------------------------------------------------------
       11. Aggregate Amount Beneficially Owned by Each Reporting Person
           -0-*

----------------------------------------------------------------------------------------------------------------------
       12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]


----------------------------------------------------------------------------------------------------------------------
       13. Percent of Class Represented by Amount in Row (11) -0- %


----------------------------------------------------------------------------------------------------------------------
       14. Type of Reporting Person (See Instructions)
           IN

----------------------------------------------------------------------------------------------------------------------

* The Reporting Person purchased a membership interest in Madison Run, LLC and the funds were used to acquire Common Stock of the Issuer. As a member of Madison Run, LLC, the Reporting Person does not hold or share voting or investment power (as described in Rule 13d-3 of the Exchange Act) with respect to securities held by Madison Run, LLC and disclaims beneficial ownership of such securities. The Reporting Person does not hold or share voting or investment power with respect to options and/or warrants to purchase shares of Common Stock individually held by Gary Ryan and Virginia
     Wright and disclaims beneficial ownership of such options, warrants and shares.



CUSIP No. 25386R-10-1
----------------------------------------------------------------------------------------------------------------------
1.         Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

           Andrew K. Maloney


----------------------------------------------------------------------------------------------------------------------
2.         Check the Appropriate Box if a Member of a Group (See Instructions)


            (a)    [ ]

            (b)    [X]
----------------------------------------------------------------------------------------------------------------------
3.         SEC Use Only ..............................................................................................




----------------------------------------------------------------------------------------------------------------------
4.        Source of Funds (See Instructions) PF



----------------------------------------------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [   ]





6.        Citizenship or Place of Organization United States Citizen



Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
                       -----------------------------------------------------------------------------------------------
                       7.  Sole Voting Power
                           -0-

                       -----------------------------------------------------------------------------------------------
                       8.  Shared Voting Power
                           -0-


                       -----------------------------------------------------------------------------------------------
                       9.  Sole Dispositive Power
                           -0-


                       -----------------------------------------------------------------------------------------------
                       10. Shared Dispositive Power
                           -0-


----------------------------------------------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person
          -0-*


----------------------------------------------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]



----------------------------------------------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)
          -0-  %


----------------------------------------------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)
          IN


----------------------------------------------------------------------------------------------------------------------


* The Reporting Person purchased a membership interest in Madison Run, LLC and the funds were used to acquire Common Stock of the Issuer. As a member of Madison Run, LLC, the Reporting Person does not hold or share voting or investment power (as described in Rule 13d-3 of the Exchange Act) with respect to securities held by Madison Run, LLC and disclaims beneficial ownership of such securities. The Reporting Person does not hold or share voting or investment power with respect to options and/or warrants to purchase shares of Common Stock individually held by Gary .. Ryan and Virginia Wright and disclaims beneficial ownership of such options, warrants and shares.

CUSIP No. 25386R-10-1

----------------------------------------------------------------------------------------------------------------------
       1. Names of Reporting Persons. I.R.S. Identification Nos. of above  persons (entities only).

          NEL XVIII, LLC


----------------------------------------------------------------------------------------------------------------------
       2. Check the Appropriate Box if a Member of a Group (See Instructions)

                   (a) [ ]

                   (b) [X]

----------------------------------------------------------------------------------------------------------------------
       3. SEC Use Only................................................................................................


----------------------------------------------------------------------------------------------------------------------
       4. Source of Funds (See Instructions)
          WC

----------------------------------------------------------------------------------------------------------------------
       5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [   ]


----------------------------------------------------------------------------------------------------------------------
       6. Citizenship or Place of Organization
          Maryland

----------------------------------------------------------------------------------------------------------------------
Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
                   7.       Sole Voting Power
                            -0-

                   ---------------------------------------------------------------------------------------------------
                   8.       Shared Voting Power
                            -0-

                   ---------------------------------------------------------------------------------------------------
                   9.       Sole Dispositive Power
                            -0-

                   ---------------------------------------------------------------------------------------------------
                   10.      Shared Dispositive Power
                            -0-

----------------------------------------------------------------------------------------------------------------------
       11.         Aggregate Amount Beneficially Owned by Each Reporting Person
                   -0-*


----------------------------------------------------------------------------------------------------------------------
       12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]


----------------------------------------------------------------------------------------------------------------------
       13. Percent of Class Represented by Amount in Row (11) -0- %

----------------------------------------------------------------------------------------------------------------------
       14. Type of Reporting Person (See Instructions)
           OO

----------------------------------------------------------------------------------------------------------------------

* The Reporting Person is a Maryland limited liability company whose members are: Kensington Partners, LLC, Joseph G. Lively, John Duffy, Keith
     Phillips, Vern Clark, Catherine Lively, Paul McNamara and John Ryan. The
     Reporting Person purchased a membership interest in Madison Run, LLC and the funds were used to acquire Common Stock of the Issuer. As a member of Madison Run, LLC, the Reporting Person does not hold or share voting or investment power (as described in Rule 13d-3 of the Exchange Act) with respect to securities held by Madison Run, LLC and disclaims beneficial ownership of such securities. The Reporting Person does not hold or share voting or investment power with respect to options and/or warrants to purchase shares of Common Stock individually held by Gary Ryan and Virginia
     Wright and disclaims beneficial ownership of such options, warrants and shares.




CUSIP No. 25386R-10-1

----------------------------------------------------------------------------------------------------------------------
       1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          Kensington Partners, LLC


----------------------------------------------------------------------------------------------------------------------
       2. Check the Appropriate Box if a Member of a Group (See Instructions)

                   (a) [ ]

                   (b) [X]

----------------------------------------------------------------------------------------------------------------------
       3.  SEC Use Only...............................................................................................



----------------------------------------------------------------------------------------------------------------------
       4. Source of Funds (See Instructions)
                   WC

----------------------------------------------------------------------------------------------------------------------
       5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [   ]



----------------------------------------------------------------------------------------------------------------------
       6. Citizenship or Place of Organization
          Maryland

----------------------------------------------------------------------------------------------------------------------
Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
                   7.       Sole Voting Power
                            -0-

                   ---------------------------------------------------------------------------------------------------
                   8.       Shared Voting Power
                            -0-

                   ---------------------------------------------------------------------------------------------------
                   9.       Sole Dispositive Power
                            -0-

                   ---------------------------------------------------------------------------------------------------
                   10.      Shared Dispositive Power
                            -0-

----------------------------------------------------------------------------------------------------------------------
       11. Aggregate Amount Beneficially Owned by Each Reporting Person
            -0-*

----------------------------------------------------------------------------------------------------------------------
       12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions) [X]


----------------------------------------------------------------------------------------------------------------------
       13. Percent of Class Represented by Amount in Row (11) -0 %

----------------------------------------------------------------------------------------------------------------------
       14. Type of Reporting Person (See Instructions)
           OO

----------------------------------------------------------------------------------------------------------------------

* The Reporting Person is the manager of NEL XVIII, LLC which purchased a membership interest in Madison Run, LLC and the funds were used to acquire
     Common Stock of the Issuer. As manager of a member of Madison Run, LLC, the Reporting Person does not hold or share voting or investment power (as described in Rule 13d-3 of the Exchange Act) with respect to securities held by Madison Run, LLC and disclaims beneficial ownership of such securities. The Reporting Person does not hold or share voting or investment power with respect to options and/or warrants to purchase shares of Common Stock individually held by Gary Ryan and Virginia Wright and disclaims beneficial ownership of such options, warrants and shares.


CUSIP No. 25386R-10-1

----------------------------------------------------------------------------------------------------------------------
       1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          Joseph G. Lively


----------------------------------------------------------------------------------------------------------------------
       2. Check the Appropriate Box if a Member of a Group (See Instructions)

                   (a) [ ]

                   (b) [X]

----------------------------------------------------------------------------------------------------------------------
       3. SEC Use Only................................................................................................


  --------------------------------------------------------------------------------------------------------------------
       4. Source of Funds (See Instructions)
          PF

  --------------------------------------------------------------------------------------------------------------------
       5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [ ]


  --------------------------------------------------------------------------------------------------------------------
       6. Citizenship or Place of Organization United States Citizen


----------------------------------------------------------------------------------------------------------------------
Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
                   7.       Sole Voting Power
                            -0-

                   ---------------------------------------------------------------------------------------------------
                   8.       Shared Voting Power
                            -0-

                   ---------------------------------------------------------------------------------------------------
                   9.       Sole Dispositive Power
                            -0-

                   ---------------------------------------------------------------------------------------------------
                   10.      Shared Dispositive Power
                            -0-
----------------------------------------------------------------------------------------------------------------------
       11.         Aggregate Amount Beneficially Owned by Each Reporting Person
                   -0-*

----------------------------------------------------------------------------------------------------------------------
       12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]



----------------------------------------------------------------------------------------------------------------------
       13.           Percent of Class Represented by Amount in Row (11) -0- %



----------------------------------------------------------------------------------------------------------------------
       14.         Type of Reporting Person (See Instructions)
                   IN

----------------------------------------------------------------------------------------------------------------------

*    The Reporting Person is a member and the Manager of Kensington Partners,
     LLC which in turn is a member and the Manager of NEL XVIII, LLC which purchased a membership interest in Madison Run, LLC and the funds were used to acquire Common Stock of the Issuer. As Manager of a Manager of a member of Madison Run, LLC, the Reporting Person does not hold or share voting or investment power (as described in Rule 13d-3 of the Exchange Act) with respect to securities held by Madison Run, LLC and disclaims beneficial ownership of such securities. The Reporting Person does not hold or share voting or investment power with respect to options and/or warrants to purchase shares of Common Stock individually held by Gary Ryan and Virginia
     Wright and disclaims beneficial ownership of such options, warrants and shares.


     This Schedule 13D Amendment constitutes Amendment No. 4 of the Report on
Schedule 13D of Madison Run, LLC, Madison Run Holdings, LLC, G. Stewart Hall, Johnson M. Green, Virginia Wright, Gary S. Ryan, O.T. Gaines, William H. Thumel, Jr., H. Ray Cole, Jr., Andrew K. Maloney, NEL XVIII, LLC, Kensington Partners, LLC and Joseph G. Lively. Schedule 13D was originally filed with the Commission on May 24, 2004, and amended on August 16, 2004 by Amendment No. 1, November 12, 2004 by Amendment No. 2, and December 2, 2004 by Amendment No. 3 (as so amended, the "Amended Filing"). Capitalized terms used herein and not defined herein shall have the meanings set forth in the Amended Filing. This Amendment No. 4 amends and restates the Amended Filing in its entirety.

ITEM 1. SECURITY AND ISSUER


     This statement relates to the common stock, par value $.01 per share (the "Common Stock") of Digital Fusion, Inc. (the "Issuer"), whose principal executive offices are located at 4940-A Corporate Drive, Huntsville, Alabama 35805.

ITEM 2. IDENTITY AND BACKGROUND

     This statement is being filed by Madison Run, LLC, a Delaware limited liability company ("Madison Run"), Madison Run Holdings, LLC, a Delaware limited liability company ("Holdings"), G. Stewart Hall ("Hall"), Johnson M. Green ("Green"), Virginia Wright ("Wright"), Gary S. Ryan ("Ryan"), Andrew K. Maloney ("Maloney"), William H. Thumel, Jr. ("Thumel"), O.T. Gaines ("Gaines"), H. Ray Cole, Jr. ("Cole"), NEL XVIII, LLC, a Maryland limited liability company ("NEL XVIII"), Kensington Partners, LLC ("Kensington Partners"), a Maryland limited liability company, and Joseph G. Lively ("Lively").

     Madison Run is a Delaware limited liability company with principal executive offices located at 1331 H Street, N.W. - 12th Floor, Washington D.C. 20005. Madison Run's general manager is Holdings and each of Holdings, Green, Wright, Ryan, Cole, Maloney, Thumel, Gaines and NEL XVIII are members. It was formed in October 2003 and its business purpose is to make investments.

     Holdings is a Delaware limited liability company with principal executive offices located at 1331 H Street, N.W. - 12th Floor, Washington D.C. 20005. Holdings' manager and sole member is Hall. It was formed in May 2004 and its business purpose is to invest in Madison Run.

     Hall's business address is 1331 H Street, N.W. - 12th Floor, Washington D.C. 20005 and his principal occupation or employment is as Chief Executive Officer of Federalist Group, L.L.C., a government relations firm. He is a United States citizen.

     Green's business address is 1331 H Street, N.W. - 12th Floor, Washington D.C. 20005 and his principal occupation or employment is as President of Federalist Group L.L.C., a government relations firm. He is a United States citizen.

     Wright's business address is 4940-A Corporate Drive, Huntsville, Alabama 35805 and her principal occupation or employment is as Director of Government Marketing of the Issuer. She is a United States citizen.

     Ryan's business address is 4940-A Corporate Drive, Huntsville, Alabama 35805 and his principal occupation or employment is as President and Director of the Issuer. He is a United States citizen.

     Cole's business address is 101 Constitution Avenue N.W. - Suite 600 West, Washington D.C. 20001 and his principal occupation or employment is as Vice President of Van Scoyoc Associates, Inc., a government affairs firm. He is a United States citizen.

     Maloney's business address is 1331 H Street, N.W. - 12th Floor, Washington D.C. 20005 and his principal occupation or employment is as Principal of Federalist Group L.L.C., a government relations firm. He is a United States citizen.

     Thumel's address is 5620 Virginia Beach Boulevard, Virginia Beach, Virginia 23462 and his principal occupation or employment is as President of Abacus of Hampton Roads, a property management company. He is a United States citizen.

     Gaines' address is 826 South Bay Boulevard, Anna Maria, Florida 34216 and he is retired. He is a United States citizen.

     NEL XVIII is a Maryland limited liability company with principal executive offices located at 10405 Montgomery Avenue, Kensington, Maryland 20895. NEL XVIII's Manager is Kensington Partners, LLC. It was formed in October 2004 and its business purpose is to make investments.

     Kensington Partners, LLC is a Maryland limited liability company with principal executive offices located at 10405 Montgomery Avenue, Kensington, Maryland 20895. NEL XVIII's Manager is Kensington Partners, LLC and Lively is a member. It was formed in October 2004 and its business purpose is to make investments.

     Lively's address is 10405 Montgomery Avenue, Kensington, Maryland 20895 and his principal occupation or employment is as a certified public accountant. He is a United States citizen.

     During the last five years, to the knowledge of the Reporting Persons, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, to the knowledge of the Reporting Persons, none of the Reporting Persons has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The funds or other consideration used to acquire the Issuer's securities consisted of Madison Run's working capital provided by its members in exchange for their membership interests. The source of Madison Run's working capital is as follows:

o    From Holdings, the capital was furnished by its affiliate, Hall;

o From NEL XVIII, the capital was furnished by its affiliate, Kensington Partners and the personal funds of its members; and

o From Hall, Green, Wright, Ryan, Cole, Maloney, Gaines and Thumel, the capital was furnished by each such person's personal funds.

ITEM 4. PURPOSE OF TRANSACTION

     Green, Young, Wright, Ryan, Cole, Maloney, Gaines, Thumel and NEL XVIII acquired membership interests in Madison Run solely for investment purposes. Hall, as manager of Holdings, the general manager of Madison Run, has sole voting and investment power (as described in Rule 13d-3 of the Exchange Act) with respect to securities held by Madison Run. As members of Madison Run, Green, Young, Wright, Ryan, Cole, Maloney, Gaines, Thumel and NEL XVIII do not hold or share voting or investment power with respect to the Issuer's securities.

     Hall (through Madison Run and Holdings) acquired beneficial ownership of shares of Common Stock of the Issuer for investment purposes and with the intent of obtaining some influence over the future strategic direction and operations of the Issuer. Through his beneficial ownership of the shares of Common Stock, Hall will have some influence regarding the disposition of certain matters as to which the shareholders of the Issuer are entitled to vote.

     Hall intends actively to seek out and consider strategic alternatives for enhancing the value of Madison Run's investment in the Issuer or other extraordinary matters relating to the Issuer which are or may become available to Madison Run with respect to its holdings in the Issuer on a continuing basis. Such strategic alternatives include, among other things: continued ownership of the shares of Common Stock currently beneficially owned by Madison Run and acquiring additional securities of the Issuer in the open market, directly from the Issuer, in privately negotiated transactions or otherwise; proposing or seeking to effect an extraordinary corporate transaction, such as a merger, reorganization or security issuance; proposing or effecting a capital raising transaction; or proposing or effecting any other transaction or matter that would constitute or result in one or more of the transactions, matters or effects enumerated in Item 4(a)-(j) of Schedule 13D. The consummation of any of the strategic alternatives described above may result in a change of control of the Issuer and may result in Hall (through Madison Run and Holdings) obtaining shared control of the Issuer. In considering or negotiating strategic alternatives for enhancing the value of Madison Run's investment in the Issuer or other extraordinary matters relating to the Issuer, Hall intends to consider, among other things the availability of other strategic alternatives, the effects of a change of control of the Issuer, current and anticipated future trading prices for the Common Stock, the Issuer's business, results of operations, financial condition and future prospects, conditions in the securities markets, general economic and industry conditions and tax considerations.

     Such review and the considerations noted above may lead to the taking of any of the actions set forth above or may lead Hall to consider other alternatives. However, there can be no assurance that Hall will develop any plans or proposals with respect to any of the foregoing matters or take any particular action or actions with respect to some or all of Madison Run's holdings in the Issuer. There can be no assurance as to the timing of any such matters should they be so pursued by Hall.

     On March 17, 2005, Madison Run exercised a warrant to purchase 304,054 shares of the Issuer's common stock at a price of $0.89 per share. Also, on March 17, 2005, Holdings exercised a warrant to purchase 50,000 shares of the Issuer's common stock at a price of $1.25 per share. On June 6, 2005, Madison Run exercised all of its remaining warrants to purchase shares of the Issuer's common stock (212,839 shares) at a price of $0.94 per share.

     The Issuer agreed to create a vacancy on its board of directors and granted Madison Run the right to designate a mutually acceptable candidate to fill such vacancy. Hall was designated by Madison Run as such candidate and the board of directors of the Issuer appointed Hall to its board of directors on April 22, 2005. As a result of Hall's appointment to the Issuer's board of directors, on April 25, 2005, Hall was granted an immediately exercisable option to purchase 15,000 shares of the Issuer's Common Stock at a purchase price of $2.06 per share and, on July 21, 2005, Hall was granted an immediately exercisable option to purchase 2,500 shares of the Issuer's Common Stock at a purchase price of $2.375 per share.

     Hall expects to provide advice to management of the Issuer on an ongoing basis with respect to strategic alternatives, as described above or otherwise, and certain operations of the Issuer. He may also provide consulting or other services to the Issuer with respect to such activities and may be compensated for such services. Hall is not considered to be "independent" as such term is defined in Rule 4200(a)(15) of the NASD Listed Company Manual and as further determined by the Issuer's board of directors.

     Pursuant to a Stock Purchase Agreement, Madison Run purchased 298,376 shares of the Issuer's common stock in a private transaction at a purchase price of $1.90 per share on July 14, 2005.

     Except as noted above, as of the date of this Schedule 13D, the Reporting Persons have not at the present time, either individually or as a group, formulated any plans or proposals which relate to or would result in any of the transactions, matters or effects enumerated in Item 4(a)-(j) of Schedule 13D.


                  ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)(i) Madison Run beneficially owns 2,573,377 shares or approximately 23.3% of the outstanding shares of Common Stock. Madison Run does not hold or share voting or investment power with respect to shares of Common Stock and/or options or warrants to purchase shares of Common Stock individually held by Ryan and Wright and directly held by Holdings and Hall, all as disclosed herein, and disclaims beneficial ownership of such options, warrants and shares.

     (ii) Holdings beneficially owns 2,623,377 shares or approximately 23.8% of the outstanding shares of Common Stock which includes: (i) 50,000 shares of Common Stock directly held by Holdings; and (ii) 2,573,377 shares of Common Stock (directly held by Madison Run with respect to which Holdings has sole voting and investment power (as described in Rule 13d-3 of the Exchange Act) as General Manager of Madison Run. Holdings does not hold or share voting or investment power with respect to shares of Common Stock and/or options or warrants to purchase shares of Common Stock individually held by Ryan and Wright and directly held by Hall, all as disclosed herein, and disclaims beneficial ownership of such options, warrants and shares.

     (iii) Hall beneficially owns 2,640,877 shares or approximately 23.9% of the outstanding shares of Common Stock which includes: (i) vested options to purchase 17,500 shares of Common Stock; (ii) 50,000 shares of Common Stock directly held by Holdings with respect to which Hall has sole voting and investment power (as described in Rule 13d-3 of the Exchange Act) as Manager and sole member of Holdings; and (iii) 2,573,377 shares of Common Stock directly held by Madison Run with respect to which Hall has sole voting and investment power (as described in Rule 13d-3 of the Exchange Act) as Manager and sole member of Holdings, the General Manager of Madison Run. Hall does not hold or share voting or investment power with respect to shares of Common Stock and/or options or warrants to purchase shares of Common Stock individually held by Ryan and Wright, as disclosed herein, and disclaims beneficial ownership of such options, warrants and shares.

     (iv) Green does not beneficially own any outstanding shares of Common Stock. As a member of Madison Run, Green does not hold or share voting or investment power (as described in Rule 13d-3 of the Exchange Act) with respect to securities held by Madison Run and disclaims beneficial ownership of such securities. Green does not hold or share voting or investment power with respect to shares of Common Stock and/or options or warrants to purchase shares of Common Stock individually held by Ryan and Wright and directly held by Holdings and Hall, all as disclosed herein, and disclaims beneficial ownership of such options, warrants and shares.

     (v) Wright beneficially owns 40,000 shares or approximately 0.4% of the outstanding shares of Common Stock. As a member of Madison Run, Wright does not hold or share voting or investment power (as described in Rule 13d-3 of the Exchange Act) with respect to securities held by Madison Run and disclaims beneficial ownership of such securities. Wright does not hold or share voting or investment power with respect to shares of Common Stock and/or options or warrants to purchase shares of Common Stock individually held by Ryan and directly held by Holdings and Hall, all as disclosed herein, and disclaims beneficial ownership of such options, warrants and shares.

     (vi) Ryan beneficially owns 183,300 shares or approximately 1.6% of the outstanding shares of Common Stock. As a member of Madison Run, Ryan does not hold or share voting or investment power (as described in Rule 13d-3 of the Exchange Act) with respect to securities held by Madison Run and disclaims beneficial ownership of such securities. Ryan does not hold or share voting or investment power with respect to shares of Common Stock and/or options or warrants to purchase shares of Common Stock individually held by Wright and directly held by Holdings and Hall, all as disclosed herein, and disclaims beneficial ownership of such options, warrants and shares.

    (vii) Gaines does not beneficially own any outstanding shares of Common Stock. As a member of Madison Run, Gaines does not hold or share voting or investment power (as described in Rule 13d-3 of the Exchange
          Act) with respect to securities held by Madison Run and disclaims beneficial ownership of such securities. Gaines does not hold or share voting or investment power with respect to shares of Common Stock and/or options or warrants to purchase shares of Common Stock individually held by Ryan and Wright and directly held by Holdings and Hall, all as disclosed herein, and disclaims beneficial ownership of such options, warrants and shares.

   (viii) Thumel does not beneficially own any outstanding shares of Common Stock. As a member of Madison Run, Thumel does not hold or share voting or investment power (as described in Rule 13d-3 of the Exchange
          Act) with respect to securities held by Madison Run and disclaims beneficial ownership of such securities. Thumel does not hold or share voting or investment power with respect to shares of Common Stock and/or options or warrants to purchase shares of Common Stock individually held by Ryan and Wright and directly held by Holdings and Hall, all as disclosed herein, and disclaims beneficial ownership of such options, warrants and shares.

     (ix) Cole does not beneficially own any outstanding shares of Common Stock. As a member of Madison Run, Cole does not hold or share voting or investment power (as described in Rule 13d-3 of the Exchange Act) with respect to securities held by Madison Run and disclaims beneficial ownership of such securities. Cole does not hold or share voting or investment power with respect to shares of Common Stock and/or options or warrants to purchase shares of Common Stock individually held by Ryan and Wright and directly held by Holdings and Hall, all as disclosed herein, and disclaims beneficial ownership of such options, warrants and shares.

     (x) Maloney does not beneficially own any outstanding shares of Common Stock. As a member of Madison Run, Maloney does not hold or share voting or investment power (as described in Rule 13d-3 of the Exchange
          Act) with respect to securities held by Madison Run and disclaims beneficial ownership of such securities. Maloney does not hold or share voting or investment power with respect to shares of Common Stock and/or options or warrants to purchase shares of Common Stock individually held by Ryan and Wright and directly held by Holdings and Hall, all as disclosed herein, and disclaims beneficial ownership of such options, warrants and shares.

     (xi) NEL XVIII does not beneficially own any outstanding shares of Common Stock. As a member of Madison Run, NEL XVIII does not hold or share voting or investment power (as described in Rule 13d-3 of the Exchange
          Act) with respect to securities held by Madison Run and disclaims beneficial ownership of such securities. NEL XVIII does not hold or share voting or investment power with respect to shares of Common Stock and/or options or warrants to purchase shares of Common Stock individually held by Ryan and Wright and directly held by Holdings and Hall, all as disclosed herein, and disclaims beneficial ownership of such options, warrants and shares.

    (xii) Kensington Partners does not beneficially own any outstanding shares of Common Stock. As the managing member of NEL XVIII, Kensington Partners does not hold or share voting or investment power (as described in Rule 13d-3 of the Exchange Act) with respect to securities held by Madison Run and disclaims beneficial ownership of such securities. Kensington Partners does not hold or share voting or investment power with respect to shares of Common Stock and/or options or warrants to purchase shares of Common Stock individually held by Ryan and Wright and directly held by Holdings and Hall, all as disclosed herein, and disclaims beneficial ownership of such options, warrants and shares.

   (xiii) Lively does not beneficially own any outstanding shares of Common Stock. As a member of Kensington Partners, the managing member of NEL XVIII, Lively does not hold or share voting or investment power (as described in Rule 13d-3 of the Exchange Act) with respect to securities held by Madison Run and disclaims beneficial ownership of such securities. Lively does not hold or share voting or investment power with respect to shares of Common Stock and/or options or warrants to purchase shares of Common Stock individually held by Ryan and Wright and directly held by Holdings and Hall, all as disclosed herein, and disclaims beneficial ownership of such options, warrants and shares.

(b) (i) Madison Run holds the sole power to vote and/or dispose of 2,573,377 shares of Common Stock. No other person or entity holds or shares the power to vote and/or dispose of the shares of Common Stock beneficially owned by Madison Run.

     (ii) Holdings holds the sole power to vote and/or dispose of 2,623,377 shares of Common Stock. No other person or entity holds or shares the power to vote and/or dispose of the shares of Common Stock beneficially owned by Holdings.

    (iii) Hall holds the sole power to vote and/or dispose of 2,640,877 shares of Common Stock. No other person or entity holds or shares the power to vote and/or dispose of the shares of Common Stock beneficially owned by Hall.

     (iv) Wright holds the sole power to vote and/or dispose of 40,000 shares of Common Stock. No other person or entity holds or shares the power to vote and/or dispose of the shares of Common Stock beneficially owned by Wright.

     (v) Ryan holds the sole power to vote and/or dispose of 183,300 shares of Common Stock. No other person or entity holds or shares the power to vote and/or dispose of the shares of Common Stock beneficially owned by Ryan.

     (vi) None of the other persons or entities named in response to paragraph
          (a) above holds or shares the power to vote and/or dispose of the shares of Common Stock beneficially owned by Madison Run, Holdings, Hall, Ryan or Wright.

(c) In the past 60 days, (i) Madison Run exercised all of its remaining warrants to purchase the Issuer's common stock (212,839 shares) at a price of $0.94 per share; (ii) Madison Run acquired 298,376 shares of Common Stock at a price of $1.90 per share in a private transaction with the Issuer; and (iii) Hall was granted an immediately exercisable option to purchase 2,500 shares of the Issuer's Common Stock at a purchase price of $2.375 per share. In the past 60 days, to the knowledge of each of the Reporting Persons, no other Reporting Person was involved in a transaction involving the Issuer's securities.

(d) (i) Madison Run has the right to direct the receipt of dividends from, and the proceeds of the sale of, any of the shares of Common Stock beneficially owned by Madison Run.

     (ii) Holdings, as General Manager of Madison Run, has the right to direct the receipt of dividends from, and the proceeds of the sale of, any of the shares of Common Stock beneficially owned by Madison Run and Holdings.

    (iii) Hall, as manager and sole member of Holdings, the general manager of Madison Run, has the right to direct the receipt of dividends from, and the proceeds of the sale of, any of the shares of Common Stock beneficially owned by Madison Run, Holdings and Hall.

     (iv) Wright individually owns an option to purchase 40,000 shares of Common Stock and has the right to direct the receipt of dividends from, and the proceeds of the sale of, any of the shares of Common Stock beneficially owned by Wright.

     (v) Ryan individually owns 150,000 shares of Common Stock, warrants and/or options to purchase an additional aggregate of 33,300 shares of Common Stock and has the right to direct the receipt of dividends from, and the proceeds of the sale of, any of the shares of Common Stock beneficially owned by Ryan.

(e) To the knowledge of the Reporting Persons, Hall, Holdings and Madison Run have not ceased to be the beneficial owner of more than five percent of the Common Stock. Other than Hall, Holdings and Madison Run, none of the Reporting Persons is the beneficial owner of more than five percent of the Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Except as noted below and included in Item 7 hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to the Common Stock.

     As a director of the Issuer, Hall was granted an immediately exercisable option to purchase 15,000 shares of the Issuer's Common Stock at $2.06 per share and an immediately exercisable option to purchase 2,500 shares of the Issuer's Common Stock at $2.375 per share. The options were each granted by separate Digital Fusion Inc. Non-Qualified Stock Option Agreements, attached hereto as Exhibit N and Exhibit O, respectively.

     As an officer and director of the Issuer, Ryan was granted an option to purchase 450,000 shares of the Issuer's Common Stock. Ryan has exercised the option to purchase 150,000 shares of Common Stock and still holds the option for the remaining 300,000 shares. Additionally, Ryan was granted an option to purchase 100,000 shares of the Issuer's Common Stock. 33,300 of these shares are immediately exercisable but Ryan has not exercised such option at this time.


     Madison Run purchased Common Stock pursuant to a Stock Purchase Agreement by and among Madison Run, the Issuer and Sean Mann (the "Purchase Agreement"), attached hereto as Exhibit P. Pursuant to the terms of the Purchase Agreement, Madison Run agreed to purchase 298,376 shares of Common Stock at a price of $1.90 per share from Sean Mann. The Purchase Agreement contains customary terms and conditions, including standard representations and warranties. The Issuer's non-interested directors granted a waiver from the Issuer's "black-out" period (a period during which purchases and sales by insiders are generally prohibited) to Hall to allow for the transaction.

     The Reporting Persons expressly disclaim that the Reporting Persons comprise a "group" within the meaning of Section 13(d)(3) of the Exchange Act.

     Pursuant to Rule 13d-4 under the Exchange Act, (i) Green, Young, Wright, Ryan, Cole, Maloney, Thumel, Gaines, Kensington Partners, Lively and NEL XVIII expressly disclaim beneficial ownership of shares of Common Stock beneficially owned by Madison Run, Holdings and Hall; (ii) Madison Run, Holdings, Hall, Green, Young, Ryan, Cole, Maloney, Thumel, Gaines, Kensington Partners, Lively and NEL XVIII expressly disclaim beneficial ownership of shares of Common Stock beneficially owned by Wright; and (iii) Madison Run, Holdings, Hall, Green, Young, Wright, Cole, Maloney, Thumel, Gaines, Kensington Partners, Lively and NEL XVIII expressly disclaim beneficial ownership of shares of Common Stock beneficially owned by Ryan.

ITEM 7.
                          MATERIAL TO BE FILED AS EXHIBITS


Exhibit A         Certificate of Formation of Madison Run*

Exhibit B         First Amendment and Restatement to Madison Run, LLC
                  Operating Agreement*

Exhibit C         Certificate of Formation of Holdings*

Exhibit D         Operating Agreement of Holdings*

Exhibit E         Power of Attorney by NEL XVIII, Kensington Partners
                  and Lively in favor of Hall*

Exhibit F         Power of Attorney by Gaines in favor of Hall*

Exhibit G         Power of Attorney by Thumel in favor of Hall*

Exhibit H         Power of Attorney by Green in favor of Hall*

Exhibit I         Power of Attorney by Wright in favor of Hall*

Exhibit J         Power of Attorney by Ryan in favor of Hall*

Exhibit K         Power of Attorney by Cole in favor of Hall*

Exhibit L         Power of Attorney by Maloney in favor of Hall*

Exhibit M         Joint Filing Agreement*

Exhibit N         Digital Fusion Inc. Non-Qualified Stock Option Agreement

Exhibit O         Digital Fusion Inc. Non-Qualified Stock Option Agreement

Exhibit P         Stock Purchase Agreement
* previously filed

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    MADISON RUN, LLC
                                    By: Madison Run Holdings, LLC,
                                        general manager


Date: July 28, 2005                 By: /S/ G. STEWART HALL
                                    -----------------------
                                    G. Stewart Hall, member-manager
                                    Madison Run Holdings,
                                    LLC




                                    MADISON RUN HOLDINGS, LLC

Date: July 28, 2005                 By: /S/ G. STEWART HALL
                                    -----------------------
                                    G. Stewart Hall, member-manager


Date: July 28, 2005
                                    /S/ G. STEWART HALL
                                    ---------------------
                                    G. Stewart Hall

Date: *                                       *
                                    -----------------------
                                    Johnson M. Green

Date: *                                       *
                                    -----------------------
                                    Thomas J. Young

Date: *                                       *
                                    -----------------------
                                    Virginia Wright

Date: *                                       *
                                    -----------------------
                                    Gary S. Ryan

Date: *                                       *
                                    -----------------------
                                    H. Ray Cole, Jr.

Date: *                                       *
                                    -----------------------
                                    O.T. Gaines

Date: *                                       *
                                    -----------------------
                                    William H. Thumel, Jr.

 Date: *                                       *
                                    -----------------------
                                    Andrew K. Maloney

                                    NEL XVIII, LLC
                                    By: Kensington Partners, LLC,
                                    managing member


Date:  *                            By:                 *
                                      -------------------------------------
                                         Joseph G. Lively, managing member
                                             Kensington Partners, LLC



                                    KENSINGTON PARTNERS, LLC


Date:  *                            By:                 *
                                       ------------------------------------
                                         Joseph G. Lively, managing member


Date:  *                                                *
                                    ----------------------------------------
                                                Joseph G. Lively



Date:  July 28, 2005                /S/  G. STEWART HALL
                                    ----------------------------------------
                                    By:   G. Stewart Hall
                                          * Attorney-in-Fact